UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51826

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LANDAAS & COMPANY LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

411 EAST WISCONSIN AVE STE 2000

(No. and Street)

MILWAUKEE   **WI**   **53202**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KYLE TETTING   **414-223-1099**   KTETTING@LANDAAS.COM

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP

(Name – if individual, state last, first, and middle name)

777 EAST WISCONSIN AVE, 32ND FL   **MILWAUKEE**   **WI**   **53202**

(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KYLE TETTING _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LANDAAS & COMPANY LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Lauren E Neese
Notary Public

Signature: _____

Title:
PRESIDENT, CHIEF RESEARCH OFFICER

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LANDAAS & COMPANY, LLC
Milwaukee, Wisconsin

FINANCIAL STATEMENTS
Including Report of Independent Registered Public Accounting Firm
As of and for the Year Ended December 31, 2022

LANDAAS & COMPANY, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Members of
Landaas & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Landaas & Company, LLC (the Company) as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule I - computation of net capital under rule 15c3-1 of the securities exchange act of 1934 and schedule II - computation for determination of the reserve requirements and information relating to the possession or control requirements under rule 15c3-3 of the securities exchange act of 1934 (collectively, the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 27, 2023

LANDAAS & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS

ASSETS

Cash and cash equivalents	$	815,957
Deposit with clearing broker/dealer		100,000
Equity securities, at fair value		63,157
Accounts receivable - broker/dealer		307,202
Accounts receivable - related party		2,247
Commissions receivable		522,786
Prepaid expenses		128,099
Property, furniture and equipment, net		334,318
Right-of-use asset		1,178,364
TOTAL ASSETS	$	3,452,130

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	40,747
Accrued compensation and benefits		625,223
Lease liability		1,577,361
TOTAL LIABILITIES		2,243,331
MEMBERS' EQUITY		1,208,799
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,452,130

See accompanying notes to financial statements.

2



Report of Independent Registered Public Accounting Firm

To The Members of
Landaas & Company, LLC

We have reviewed management's statements, included in the accompanying Managements' Report on Exemption from Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Landaas & Company, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Landaas & Company, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (2) Landaas & Company, LLC stated that Landaas & Company, LLC met the identified exemption provisions throughout the year ended December 31, 2022 without exception. Landaas & Company, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Landaas & Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 27, 2023

LANDAAS & COMPANY, LLC
INVESTMENTS

411 East Wisconsin Avenue, 20th Floor
Milwaukee, WI 53202
(414) 223-1099 • (800) 236-1096
Fax (414) 223-4685
www.landaas.com

Member FINRA and SIPC

February 27, 2023

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

MANAGEMENTS' REPORT ON
EXEMPTION FROM RULE 15c3-3 OF
THE SECURITIES EXCHANGE ACT OF 1934

To Whom It May Concern:

Landaas & Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "1934 Act") and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the 1934 Act, as are customarily made and kept by a clearing broker or dealer.

Landaas & Company met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period January 1, 2022 through December 31, 2022 without exception.

Sincerely,

Ryan Baker

Ryan Baker
Controller